Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations attributable to common shareholders	$(14,795)	$330,435	$233,349	$260,840	$283,370	$265,320
Income taxes	(5,649)	164,321	136,506	95,544	142,330	123,915
Fixed charges	62,361	248,664	241,568	224,453	213,531	203,899

Total earnings	$41,917	$743,420	$611,423	$580,837	$639,231	$593,134

Fixed Charges:
Interest expense	$61,077	$244,174	$237,527	$219,916	$209,354	$200,411
Estimated interest portion of annual rents	1,284	4,490	4,041	4,537	4,177	3,488

Total fixed charges	$62,361	$248,664	$241,568	$224,453	$213,531	$203,899

Preferred Stock Dividend Requirements:
Income (loss) before income taxes attributable to common shareholders	$(20,444)	$494,756	$369,855	$356,384	$425,700	$389,235
Net income (loss) from continuing operations attributable to common shareholders	(14,795)	330,435	233,349	260,840	283,370	265,320

Ratio of income before income taxes to net income	1.38	1.50	1.58	1.37	1.50	1.47
Preferred stock dividends	—	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$62,361	$248,664	$241,568	$224,453	$213,531	$203,899
Preferred stock dividend requirements	—	—	—	—	—	—

Total	$62,361	$248,664	$241,568	$224,453	$213,531	$203,899

Ratio of Earnings to Fixed Charges (rounded down)	0.67	2.98	2.53	2.58	2.99	2.90